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                           July 21, 2021

       Georgii Salbiev
       Chief Executive Officer
       Ankam Inc.
       5348 Vegas Drive
       Las Vegas, NV 89108

                                                        Re: Ankam Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed July 13, 2021
                                                            File No. 333-255392

       Dear Mr. Salbiev:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 3, 2021 letter.

       Amendment No. 2 to Form S-1 filed on July 13, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Liquidity and Capital Resources, page 19

   1. We note your response to prior comment 7. Please expand your discussion of your funding needs over the
next 12 months. Please also clarify whether you have a formal funding agreement in
place with Mr. Salbiev and whether any of the proceeds from the offering will be used
to repay the loans.
 Georgii Salbiev
FirstName
Ankam Inc.LastNameGeorgii Salbiev
Comapany
July       NameAnkam Inc.
     21, 2021
July 21,
Page  2 2021 Page 2
FirstName LastName
General

2. We note your response to prior comment 11 that you are not a shell company and that you have engaged in business transactions with third parties. Please describe those business transactions with third parties.
        You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Christine
Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Anna Abramson, Staff Attorney, at
(202) 551-4969 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology